SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2010 RESULTS

(Rio de Janeiro – May 27, 2010) - Petróleo Brasileiro S.A. - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Consolidated net income attributable to Petrobras reached U.S.$4,317 million in the first quarter of 2010.

HIGHLIGHTS

(in millions of U.S. dollars)

		For the first quarter of
4Q-2009		2010	2009
5,143	Net income attributable to Petrobras	4,317	2,636
8,226	Adjusted EBITDA	8,352	5,390
2,561	Total domestic and international oil and natural gas production (mbbl/d)	2,547	2,482

• Consolidated net income attributable to Petrobras for the first quarter of 2010 increased 63.8% compared to the first quarter of 2009, primarily due to a 72.7% increase in the Brent crude price in the first quarter of 2010, to U.S.$76/bbl compared to U.S.$44/bbl in the first quarter of 2009, and to the recovery of sales volume.

• Total domestic and international oil and gas production reached an average of 2,547 mbbl/d, a 2.6% increase compared to 2,482 mbbl/d in the first quarter of 2009. Petrobras initiated Extended Well Tests (EWT) in the Tiro and Sidon areas in the Santos Basin.

• Capital expenditures amounted to U.S.$9,783 million in the first quarter of 2010, most of which was provided by strong cash generation, measured by Adjusted EBITDA, that reached U.S.$8,352 million.

• Crude oil discovery in the post-salt and pre-salt layers of the Barracuda field in the Campos Basin and light crude oil discovery in the Piranema field in the Sergipe Basin. These discoveries are a result of our strategy, which focuses on intensifying exploration near producing fields, with the goal of utilizing our existing plants, reducing production costs and facilitating the startup of new discovered volumes.

• Total sales volume reached 3,507 mbbl/d, 3.3% higher compared to 3,394 mbbl/d in the fourth quarter of 2009 and 6.9% higher compared to 3,281 mbbl/d in the first quarter of 2009.

• Approval of capital expenditures ranging between U.S.$200 and U.S.$220 billion for our planned investments from 2010 through 2014.

• Announcement of an Investment and Shareholders’ Agreement with Odebrecht and Braskem for the consolidation of petrochemical interests.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor, 2202 - B - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

It is with considerable pride that we present our excellent first quarter results. The year-on-year increase of 63.8% in net income and 54.9% in cash flow, measured by Adjusted EBITDA, is the result of growing production and higher international prices and reinforces the soundness of our finances and operations.

We continue to increase our output of crude oil in Brazil, which is the foundation of our operating and financial results. In the first quarter of 2010, production increased by 2.6% year-on-year. In April, we broke our September 2009 production record by 29,000 barrels and reached a monthly production record of 2,032,620 barrels/day. The new record was largely due to the connection of new wells to the FPSO Cidade de Vitória in the Golfinho field, new wells in the Marlim Leste field as well as the beginning of the extended well tests (EWT) in the Tiro and Sidon fields. The relative speed with which we were able to install EWTs in the Tiro and Sidon fields, less than two years after their initial discovery, and the ease with which we were able to transfer FPSO Capixaba from the Golfinho field to Parque das Baleias reflect the range of opportunities within and the flexibility of our portfolio.

On the pre-salt front, we continue to concentrate our efforts on the BMS-9 and BMS-11 blocks. We have drilled and tested new wells in Tupi as part of our evaluation of the area. These wells will serve as the basis for the pilot project, which is expected to begin production by year-end. The new wells have reconfirmed positive volumes and productivity. In order to keep to the timetable for the development of the area, we have also authorized the construction of eight FPSO-type platform hulls that will be installed in the pre-salt area of the Santos Basin.

Supported by our strong cash flow, we invested U.S.$9,783 million in the first quarter of 2010, with a focus on increasing production capacity and integrating our businesses.

We are going through a period of crucial importance regarding our shareholders. During the next few months we are planning an important capitalization that will prepare Petrobras to go ahead with the investments needed for its integrated growth and the development of new frontiers. We are fully committed to implementing a fair and transparent operation, respecting our minority shareholders’ rights and following the best practices of corporate governance. We are carrying out this capital increase, independent of the approval of the onerous assignment and capitalization bills, which are still before the Brazilian Congress.

Our priority is to grow in an integrated manner and with profitability. In order to do so, we rely on a strong business foundation that ensures a substantial cash flow. We also have access to several sources of financings, either through banks or the capital markets, which give us the financial muscle to sustain our expansion and allow us to grow, invest and maintain an appropriate capital structure. Our growth is underpinned by the absolute certainty that we have one of the best project portfolios and opportunities in the world, and that we will invest all of our resources with efficiency and discipline, ensuring returns for our shareholders, investors and society as a whole.

Net Income and Consolidated Financial and Economic Indicators

		For the first quarter of

	Income statement data
4Q-2009	(in millions of U.S. dollars, except for per share and per	2010	2009
	ADS data)

33,504	Sales of products and services	34,620	22,899
26,200	Net operating revenues	27,559	18,212
5,772	Operating income	6,209	4,256
395	Financial income (expense), net	(278)	-
5,143	Net income attributable to Petrobras	4,317	2,636
0.59	Basic and diluted earnings per common and preferred share	0.49	0.30
1.18	Basic and diluted earnings per ADS	0.98	0.60

	Uses of funds – capital expenditures per segment
	(in millions of U.S. dollars)

	• Exploration and production	4,584	3,144
	• Refining, transportation & marketing	2,956	1,590
	• Gas & power	1,241	947
	• International:
	Exploration and production	706	347
	Refining, transportation & marketing	17	25
	Distribution	7	1
	Gas & power	1	25
	• Distribution	66	52
	• Corporate	205	199
	Total capital expenditures	9,783	6,330

	Other data
46.8	Gross margin (%) (1)	44.6	45.0
22.0	Operating margin (%) (2)	22.5	23.4
19.6	Net margin (%) (3)	15.7	14.5
8,226	Adjusted EBITDA	8,352	5,390
53	Debt to equity ratio (%) (4)	53	51

	Financial and economic indicators
75.00	Brent crude (U.S.$/bbl)	76.00	44.00
1.7394	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	1.8027	2.3152
1.7412	Period-end Commercial Selling Rate for U.S. Dollar (R$/U.S.$)	1.7810	2.3152

	Price indicators
	Crude oil and NGL average sales price (U.S. dollars/bbl)
70.24	Brazil (5)	72.92	32.23
64.39	International	62.02	39.21

	Natural gas average sales price (U.S. dollars/mcf)
2.59	Brazil	2.40	5.25
2.39	International	2.47	2.13

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Operating margin equals operating income divided by net operating revenues.
(3) Net margin equals net income divided by net operating revenues.
(4) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(5) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

		For the first quarter of
4Q-2009		2010	2009
5,143	Net income attributable to Petrobras	4,317	2,636
2,284	Depreciation, depletion and amortization	2,042	1,328
319	Impairment	94	-
(578)	Financial income	(413)	(337)
284	Financial expense	356	126
(101)	Monetary and exchange variation	335	211
874	Total income tax expense	1,560	1,297
215	Equity in results of non-consolidated companies	12	15
(214)	Noncontrolling interest in results of consolidated subsidiaries	49	114
8,226	Adjusted EBITDA	8,352	5,390
31.4	Adjusted EBITDA margin (%)(1)	30.3	29.6
(1) Adjusted EBITDA margin equals adjusted EBITDA divided by net operating revenues.

Our adjusted EBITDA and our adjusted EBITDA margin are not U.S. GAAP measures and it is possible that they may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA and adjusted EBITDA margin to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for the first quarter of 2010 and for the first quarter of 2009 has been affected by the 28.4% increase in the value of the Real against the U.S. dollar during that period.

Net Income

Consolidated net income attributable to Petrobras increased 63.8% to U.S.$4,317 million in the first quarter of 2010 compared to U.S.$2,636 million in the first quarter of 2009. This increase was primarily due to the profitability of crude oil and oil products sales, as a result of higher commodities prices and their effects on exports and of the recovery of domestic sales volumes. These factors more than offset lower diesel and gasoline domestic prices and higher unit costs, related mainly to higher government participation and import expenses, which resulted from higher international prices.

The increase in operating expenses was generated mainly by: provisions for contingencies to legal actions related to the tax claim against the Company in connection with the ICMS tax (domestic value-added tax) related to the sinking of the P-36 Platform (U.S.$249 million); the action for damages related to the cancellation of the IPI (Federal VAT tax) tax credit-premium assignment (U.S.$221 million); the action for damages arising from the Plano Cruzado involving three agreements for shipbuilding (U.S.$44 million); impairment losses on assets in the San Lorenzo Refinery in Argentina and in the Breitener thermoelectric power plant; and the rental expenses of NGL reconverter ships, in operation since the third quarter of 2009.

Financial income (expense), net amounted to a loss of U.S.$278 million in the first quarter of 2010, compared to zero in the first quarter of 2009, primarily as a result of foreign exchange losses on higher net debt denominated in U.S. dollars, partially offset by foreign exchange gains on net monetary assets denominated in U.S. dollars.

The provision of interest on shareholders’ equity in the first quarter of 2010 generated a tax benefit of U.S.$334 million.

Adjusted EBITDA

Adjusted EBITDA increased 54.9% to U.S.$8,352 million in the first quarter of 2010, compared to U.S.$5,390 million in the first quarter of 2009, mainly due to higher average export sales prices and higher volumes of domestic sales. These effects were partially offset by higher unit costs, related to higher government participation expenses and also to lower domestic sales prices, generated by lower diesel (15%) and gasoline (5%) prices in June 2009, in addition to higher operating expenses.

Capital Expenditures

We invested a total of U.S.$9,783 million in the first quarter of 2010, a 54.6% increase compared to our investments of U.S.$6,330 million in the first quarter of 2009, most of which was allocated to the expansion of future oil and gas production capacity; in our refineries, aiming the increase on capacity, the improvement of fuel quality and the expansion of the breadth of our gas pipeline network in Brazil, so as to ensure a better production outflow and increase our ability to respond to market needs.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

• domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

• the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar, as it did in the first quarter of 2010 (an appreciation of 28.4%) the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in the first quarter of 2010 and in the first quarter of 2009 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2010 COMPARED TO THE FIRST QUARTER OF 2009

The comparison between our results of operations has been affected by the 28.4% increase in the value of the Real against the U.S. dollar in the first quarter of 2010 compared to the first quarter of 2009.

Revenues

Net operating revenues increased 51.3% to U.S.$27,559 million in the first quarter of 2010 compared to U.S.$18,212 million in the first quarter of 2009. This increase was primarily attributable to higher average sales prices of crude oil and natural gas in the international markets and crude oil in the domestic market, to the 14.0% increase in sales volume in the domestic market and to the 12.3% increase in export sales. For more information on the domestic increase of sales volume, see the discussion of domestic sales volume on page 16.

Consolidated sales of products and services increased 51.2% to U.S.$34,620 million in the first quarter of 2010 compared to U.S.$22,899 million in the first quarter of 2009 due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

• Value-added, Programa de Formação do Patrimônio do Servidor Público (Civil Servant Savings Programs, or PASEP), Contribuição para o Financiamento da Seguridade Social (Contribution for the Financing of Social Security, or COFINS) and other taxes on sales of products and services and social security contributions. These taxes increased 44.9% to U.S.$6,114 million in the first quarter of 2010 compared to U.S.$4,219 million in the first quarter of 2009, primarily due to higher prices and higher domestic and export sales volumes; and

• Contribuição de Intervenção no Domínio Econômico (Contribution for Intervention in the Economic Sector, or CIDE), the per-transaction fee due to the Brazilian government, which increased 102.4% to U.S.$947 million in the first quarter of 2010 compared to U.S.$468 million in the first quarter of 2009, primarily due to higher prices and higher domestic and export sales volumes.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales in the first quarter of 2010 increased 52.3% to U.S.$15,257 million compared to U.S.$10,020 million in the first quarter of 2009. This increase was principally a result of:

• a 55.6% (U.S.$1,629 million) increase in the cost of imports due to higher volumes and prices;

• a 104.2% (U.S.$1,204 million) increase in costs for our international trading activities due to increased offshore operations conducted by PifCo; and

• a 105.7% (U.S.$1,394 million) increase in production taxes and charges that include royalties, which increased 80.4% (U.S.$562 million) in the first quarter of 2010 compared to the first quarter of 2009; special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields), which increased 137.0% (U.S.$830 million) in the first quarter of 2010 compared to the first quarter of 2009; and costs associated with rental of areas, which increased 16.7% (U.S.$2 million) in the first quarter of 2010 compared to the first quarter of 2009. The increase in production taxes and charges in the first quarter of 2010 was due to a 91.2% increase in the reference price for domestic oil, which averaged U.S.$69.00 in the first quarter of 2010 compared to U.S.$36.08 in the first quarter of 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 53.8% to U.S.$2,042 million in the first quarter of 2010 compared to U.S.$1,328 million in the first quarter of 2009, due to higher capital expenditures and increased oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 28.3% to U.S.$539 million in the first quarter of 2010 compared to U.S.$420 million in the first quarter of 2009. Excluding the impact of the appreciation of the Real, exploration, including exploratory dry holes remained relatively constant in the first quarter of 2010 compared to the first quarter of 2009.

Impairment

In the first quarter of 2010, we recorded an impairment charge of U.S.$94 million compared to zero in the first quarter of 2009. This expense is related to losses on the recoverable amount of assets held for sale in the International segment (related to Refining, Transportation & Marketing activities, in the San Lorenzo Refinery in Argentina and in the Breitener thermoelectric power plant), which were written down to their fair value for the period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 42.5% to U.S.$2,052 million in the first quarter of 2010 compared to U.S.$1,440 million in the first quarter of 2009.

Selling expenses increased 46.4% to U.S.$1,051 million in the first quarter of 2010 compared to U.S.$718 million in the first quarter of 2009. This increase was primarily attributable to the impact of the appreciation of the Real and also to rental expenses related to NGL reconverter ships, in operation since the third quarter of 2009.

General and administrative expenses increased 38.6% to U.S.$1,001 million in the first quarter of 2010 compared to U.S.$722 million in the first quarter of 2009. This increase was primarily attributable to the impact of the appreciation of the Real and also to higher personnel expenses due to increased workforce and pay raises.

Research and Development Expenses

Research and development expenses increased 48.6% to U.S.$217 million in the first quarter of 2010 compared to U.S.$146 million in the first quarter of 2009. This higher expense was primarily due to increased average sales prices, which is the basis for a fixed 0.5% provision for expenses on research and development investment required by Brazilian law.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants increased 21.1% to U.S.$201 million in the first quarter of 2010 compared to U.S.$166 million in the first quarter of 2009. Excluding the impact of the appreciation of the Real, the employee benefit expense for non-active participants remained relatively constant in the first quarter of 2010 compared to the first quarter of 2009.

Other Operating Expenses

Other operating expenses increased 117.4% to U.S.$948 million in the first quarter of 2010 compared to U.S.$436 million in the first quarter of 2009. A breakdown of other operating expenses by segment is included on page 26.

The most significant changes between the first quarter of 2010 and the first quarter of 2009 are described below:

• 1,630.3% (U.S.$538 million) increase in expense for losses and contingencies related to legal proceedings, to U.S.$571 million in the first quarter of 2010 compared to U.S.$33 million in the first quarter of 2009, mainly due to provisions for contingencies to legal actions related to the tax claim against the Company in connection with the ICMS tax (domestic value-added tax) related to the sinking of the P-36 Platform (U.S.$249 million), the action for damages due to the cancellation of the IPI (Federal VAT tax) tax credit-premium assignment (U.S.$221 million) and the action for damages arising from the Plano Cruzado involving three agreements for ship-building (U.S.$44 million);

• 56.6% (U.S.$47 million) increase in expense for institutional relations and cultural projects, to U.S.$130 million in the first quarter of 2010 compared to U.S.$83 million in the first quarter of 2009;

• 37.1% (U.S.$13 million) increase in expense for health, safety, and environment (HSE), to U.S.$48 million in the first quarter of 2010 compared to U.S.$35 million in the first quarter of 2009;

• 13.0% (U.S.$10 million) increase in operating expense at thermoelectric power plants, to U.S.$87 million in the first quarter of 2010 compared to U.S.$77 million in the first quarter of 2009; and

• 9.7% (U.S.$6 million) increase in expense for unscheduled stoppages of plant and equipment, to U.S.$68 million in the first quarter of 2010 compared to U.S.$62 million in the first quarter of 2009.

These increases were partially offset by:

• 30.6% (U.S.$30 million) decrease in expense for marking inventory to market value, to U.S.$68 million in the first quarter of 2010 compared to U.S.$98 million in the first quarter of 2009.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased 20.0% to a loss of U.S.$12 million in the first quarter of 2010 compared to a loss of U.S.$15 million in the first quarter of 2009, remaining relatively constant during the period.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 22.6% to U.S.$413 million in the first quarter of 2010 compared to U.S.$337 million in the first quarter of 2009. This increase was primarily attributable to higher income on financial investments (U.S.$95 million increase). A breakdown of financial income is set forth in Note 11 of our unaudited consolidated financial statements for the three-month period ended March 31, 2010.

Financial Expenses

Financial expenses increased 182.5% to U.S.$356 million in the first quarter of 2010 compared to U.S.$126 million in the first quarter of 2009. This increase was primarily attributable to increased financial expenses related to our debt (U.S.$281 million increase), partially offset by lower losses on derivative instruments (U.S.$22 million decrease). A breakdown of financial expense is set forth in Note 11 of our unaudited consolidated financial statements for the three-month period ended March 31, 2010.

Monetary and Exchange Variation

Monetary and exchange variation increased 58.8% to a loss of U.S.$335 million in the first quarter of 2010 compared to a loss of U.S.$211 million in the first quarter of 2009. The loss in the first quarter of 2010 relates to the foreign exchange losses on higher net debt denominated in U.S. dollars and to the monetary variation expense on BNDES financing, partially offset by foreign exchange gains on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, increased 34.9% to U.S.$85 million in the first quarter of 2010 compared to U.S.$63 million in the first quarter of 2009. Excluding the impact of the appreciation of the Real, other taxes remained relatively constant during the first quarter of 2010 compared to the same period of 2009.

Other Expenses, Net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$92 million in the first quarter of 2010 compared to a loss of U.S.$131 million in the first quarter of 2009. Other expenses, net in the first quarter of 2010 was mainly due to a U.S.$94 million gain related to government donations and subsidies. Other expenses, net in the first quarter of 2009 was primarily attributable to a U.S.$147 million provision for losses from the Pasadena Refinery.

Income Tax (Expense) Benefit

Income before income taxes and non-controlling interest increased 46.4% to U.S.$5,926 million in the first quarter of 2010 compared to U.S.$4,047 million in the first quarter of 2009. Income tax expense increased 20.3% to U.S.$1,560 million in the first quarter of 2010, compared to U.S.$1,297 million in the first quarter of 2009, due primarily to the increase of taxable income, partially offset by the tax benefit related to the provisioning of interest on shareholders’ equity (U.S.$334 million in the first quarter of 2010 compared to zero in the first quarter of 2009) and to the decrease of non-deductible postretirement and health-benefits tax expenses (U.S.$48 million decrease). The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 4 of our unaudited consolidated financial statements for the three-month period ended March 31, 2010.

NET INCOME BY BUSINESS SEGMENT

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

EXPLORATION AND PRODUCTION

(U.S.$ million)
For the first quarter of
2010	2009
3,634	1,063

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas & Power segment and sales of oil products produced at natural gas processing plants.

The increased net income from Exploration and Production for the first quarter of 2010, compared to the first quarter of 2009, was primarily due to the recovery of the heavy oil international market in relation to light oil since our production consists mainly of heavy oil, and the 1.8% increase in oil and NGL production.

These effects were offset by higher expenses from government participations and provisioning for losses for legal proceedings related to the ICMS tax on the P-36 platform.

The spread between the average domestic oil sale/transfer price and the average Brent price narrowed from US$ 12.17/bbl in the first quarter of 2009 to US$ 3.32/bbl in the first quarter of 2010.

		For the first quarter of
4Q-2009	EXPLORATION AND PRODUCTION – BRAZIL (*)	2010	2009
	Average daily crude oil and gas production
1,993	Crude oil and NGLs – Brazil (mbbl/d) (1)	1,985	1,952
1,920	Natural gas - Brazil (mmcf/d) (2)	1,902	1,854

(*) Unaudited.
(1) Includes production from shale oil reserves.
(2) Does not include LNG. Includes reinjected gas.

(Jan-Mar/2010 x Jan-Mar/2009): Natural decline in crude oil and NGL production from mature fields was offset by increased production from platforms P-51 in the Marlim Sul field, P-53 in the Marlim Leste field, FPSO-Cidade de Vitória (Golfinho), FPSO-Espírito Santo (Parque da Conchas) and P-54 in the Roncador field.

Domestic natural gas production increased 2.6% to 1,902 mmcf/d in the first quarter of 2010 compared to 1,854 mmcf/d in the first quarter of 2009 due to increased production from our platforms.

		For the first quarter of
	LIFTING COSTS – BRAZIL
4Q-2009	(U.S. dollars/boe) (*)	2010	2009

	Crude oil and natural gas – Brazil
9.51	Excluding production taxes (1)	9.40	7.82
24.74	Including production taxes (1)	23.73	14.69
(*) Unaudited.
(1) Production taxes include royalties, special government participation and rental of areas.

Lifting Costs - Excluding production taxes

(Jan-Mar/2010 x Jan-Mar/2009): Our unit lifting cost in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas) increased 20.2% to U.S.$9.40/bbl in the first quarter of 2010 compared to U.S.$7.82/bbl in the first quarter of 2009, due mainly to the appreciation of the Real.

Lifting Costs - Including production taxes

(Jan-Mar/2010 x Jan-Mar/2009): Our production taxes in Brazil on a per barrel basis increased 108.6% to U.S.$14.33/bbl in the first quarter of 2010 compared to U.S.$6.87/bbl in the first quarter of 2009. This increase is attributable to a 91.2% increase in the reference price for domestic oil, which averaged U.S.$69.00 in the first quarter of 2010 compared to U.S.$36.08 in the first quarter of 2009, reflecting the Brent price on the international market and higher production taxes of the Marlim Sul and Marlim Leste fields.

REFINING, TRANSPORTATION & MARKETING

(U.S.$ million)
For the first quarter of
2010	2009
916	1,942

Our Refining, Transportation & Marketing segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies.

The decrease in net income for our Refining, Transportation & Marketing segment in the first quarter of 2010 compared to the same period of 2009 was due to higher oil acquisition/transfer costs and higher oil product import costs.

These effects were partially offset by higher domestic oil product sales volume and an increase in the average realization price of exports and higher domestic prices, where oil products are indexed to the international prices, despite the reduction in the price of diesel and gasoline in June 2009.

		For the first quarter of
4Q-2009	IMPORTS AND EXPORTS (*)	2010	2009

	Imports (mbbl/d)
373	Crude oil imports	347	426
139	Oil product imports	274	140
	Exports (mbbl/d)
462	Crude oil exports (1)(2)	555	451
215	Oil product exports (2)	192	215
165	Net exports (imports) of crude oil and oil products	126	100
	Other imports and exports (mbbl/d)
4	Imports of other products	6	4
4	Exports of other products (2)	2	1

(*) Unaudited.
(1) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(2) Includes exports in progress.

(Jan-Mar/2010 x Jan-Mar/2009): Higher crude oil exports are primarily attributable to higher production and to the lower processed oil due to scheduled stoppages in distillation plants in the first quarter of 2010, mainly related to Replan. Higher oil product imports were due to the higher demand from a recovering Brazilian economy, with higher diesel imports, made in anticipation of grain harvests and to public works of the Programa de Aceleração do Crescimento (Growth Acceleration Program) and higher gasoline consumption due to lower alcohol availability in the market during the first quarter of 2010.

		For the first quarter of
4Q-2009	OUTPUT OF OIL PRODUCTS – BRAZIL (*)	2010	2009

	Refining and marketing operations (mbbl/d)
	Brazil (1)
1,867	Output of oil products	1,765	1,771
1,942	Installed capacity	1,942	1,942
94	Utilization	90	91

78	Domestic crude oil as % of total feedstock processed	80	80

(*) Unaudited.
(1) As registered by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

(Jan-Mar/2010 x Jan-Mar/2009): The 0.3% decrease in refinery output in Brazil for the first quarter of 2010 compared to the first quarter of 2009 was due to an increase in the number of scheduled stoppages at distillation plants.

		For the first quarter of
4Q-2009	REFINING COSTS – BRAZIL (U.S. dollars/boe) (*)	2010	2009

3.76	Refining costs - Brazil	3.64	2.58
(*) Unaudited.

(Jan-Mar/2010 x Jan-Mar/2009): Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 10.0% in the first quarter of 2010 compared to the first quarter of 2009 due to higher personnel expenses and maintenance third-party services.

GAS & POWER

(U.S.$ million)
For the first quarter of
2010	2009
287	(56)

Our Gas and Power segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and our two domestic fertilizer plants.

The improved result for our Gas and Power segment for the first quarter of 2010 compared to the first quarter of 2009 was due to increased fixed income from energy auctions, higher energy sales, increased hydroelectric reservoir levels, reducing the average energy acquisition cost and increasing sales margins, and lower import/transfer costs of natural gas reflecting international prices.

These effects were partially offset by increased selling expenses related to LNG regasification vessels.

		For the first quarter of
4Q-2009	IMPORTS OF LPG (*)	2010	2009

	Imports (mbbl/d)
134	Imports of LPG	152	126
(*) Unaudited.

INTERNATIONAL

(U.S.$ million)
For the first quarter of
2010	2009
285	(166)

The International segment comprises our activities in countries other than Brazil, which include Exploration and Production, Refining, Transportation & Marketing, Distribution and Gas & Power.

The improved result in the International segment in the first quarter of 2010 compared to the first quarter of 2009 was due to the recovery of international oil prices and higher volumes in Exploration and Production activities, as a result of the operational start-up of production in Akpo, Nigeria, which occurred in March 2009, and also to the loss provision related to Pasadena investments in the first quarter of 2009.

		For the first quarter of
4Q-2009	EXPLORATION AND PRODUCTION – INTERNATIONAL (*)	2010	2009

	Average daily crude oil and gas production
143	Crude oil and NGLs – International (mbbl/d) (1)	142	114
576	Natural gas - International (mmcf/d) (2)	570	570
9	Non-consolidated international production(3)	8	12

(*) Unaudited.
(1) Includes production from shale oil reserves.
(2) Does not include LNG. Includes reinjected gas.
(3) Non-consolidated companies in Venezuela.

(Jan-Mar/2010 x Jan-Mar/2009): International consolidated crude oil and NGL production increased 24.6% due to the start-up of production in Akpo, Nigeria, in March 2009, and was partially offset by lower output in Argentina due to the decline of mature fields in the Neuquina Basin.

International consolidated gas production remained constant in the first quarter of 2010 as compared to the first quarter of 2009.

		For the first quarter of
4Q-2009	LIFTING COSTS – INTERNATIONAL (U.S. dollars/boe) (*)	2010	2009

6.49	Crude oil and natural gas – international	5.50	4.41
(*) Unaudited.

(Jan-Mar/2010 x Jan-Mar/2009): The 24.7% increase in our international lifting costs was primarily due to expenses generated by the start-up of production in Akpo, Nigeria, in March 2009, whose operating costs are higher compared to costs of other international fields and also as a result of higher costs from third-party services agreements in Argentina.

		For the first quarter of
4Q-2009	OUTPUT OF OIL PRODUCTS – INTERNATIONAL (*)	2010	2009

	Refining and marketing operations (mbbl/d)
	International
220	Output of oil products	225	220
281	Installed capacity	281	281
68	Utilization	73	69

(*) Unaudited.

(Jan-Mar/2010 x Jan-Mar/2009): Our international refinery output remained relatively constant in the first quarter of 2010 as compared to the first quarter of 2009.

		For the first quarter of
4Q-2009	REFINING COSTS – INTERNATIONAL (U.S. dollars/boe) (*)	2010	2009

3.07	Refining costs - International	3.32	4.69

(*) Unaudited.

(Jan-Mar/2010 x Jan-Mar/2009): International refining costs decreased 29.2% in the first quarter of 2010 compared to the first quarter of 2009 due to higher processed crude volumes, attributable to lower scheduled stoppages at the Pasadena Refinery.

DISTRIBUTION

(U.S.$ million)
For the first quarter of
2010	2009
205	95

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.– BR, in Brazil.

The 115.8% increase in net income from our Distribution segment in the first quarter of 2010 compared to the same period of 2009 was primarily due to higher sales margins and sales volumes. These effects were partially offset by higher selling, general and administrative expenses.

The segment accounted for a 39.5% share of the national fuel distribution market in the first quarter of 2010 compared to 38.8% in the first quarter of 2009.

		For the first quarter of
4Q-2009	SALES VOLUME – mbbl/d (*)	2010	2009

782	Diesel	733	652
366	Gasoline	410	328
100	Fuel oil	104	103
161	Naphtha	149	152
212	LPG	203	195
82	Jet fuel	84	73
166	Other	168	111
1,869	Total oil products	1,851	1,614
106	Ethanol and other products	81	84
247	Natural gas	257	223
2,222	Total domestic market	2,189	1,921
682	Exports	749	667
490	International sales and other operations	569	693
1,172	Total international market (1)	1,318	1,360
3,394	Total	3,507	3,281

(*) Unaudited.
(1)Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

Our domestic sales volume increased 14.0% to 2,189 mbbl/d in the first quarter of 2010 compared to 1,921 mbbl/d in the first quarter of 2009, primarily due to:

• Diesel (increase of 12.4%) – The increase in diesel sale volume was due to a recovering Brazilian economy, higher diesel imports made in anticipation of grain harvests and to growing investments in infrastructure sectors.

• Gasoline (increase of 25%) – The increase in gasoline sale volume was due to higher gasoline consumption in bi-combustible vehicles as a result of low ethanol supply in the beginning of 2010, decrease of anhydrous ethanol contents in February 2010 and higher retail consumption.

Crude oil export volumes increased 12.3% as a result of increased production together with lower processed oil due to scheduled stoppages in distillation plants in the first quarter of 2010.

International sales decreased 17.9% mainly due to the realization in 2009 of inventories generated in 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically, we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our current capital requirements.

Financing Strategy

Our planned investments for the years between 2010 and 2014 are currently under review by our board of executive officers. Our board of directors provided guidance that authorized total capital expenditures in the range of U.S.$200 to U.S.$220 billion for the period. We will continue our policy of extending the term of our debt maturity profile. We will raise debt capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, require registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2010, we had cash and cash equivalents of U.S.$14,614 million compared to U.S.$16,169 million at December 31, 2009.

Operating activities provided net cash flows of U.S.$5,525 million in the first quarter of 2010 compared to U.S.$5,902 million in the first quarter of 2009. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$9,347 million during the first quarter of 2010 compared to the first quarter of 2009.

Net cash used in investing activities increased to U.S.$9,891 million in the first quarter of 2010 compared to U.S.$6,528 million in the first quarter of 2009. This increase was due primarily to capital expenditures mainly related to our exploration and production projects in Brazil (U.S.$1,440 million); and to the modernization of our refineries (U.S.$1,366 million).

Net cash provided by financing activities was U.S.$3,128 million in the first quarter of 2010 compared to net cash provided by financing activities of U.S.$2,192 million in the first quarter of 2009. This increase was primarily due to the drawdown in the amount of U.S.$4,000 million in the first quarter of 2010 with respect to the financing agreement of U.S.$10,000 million entered into with the China Development Bank Corporation (CDB), on November 3, 2009.

Our net debt increased to U.S.$45,146 million as of March 31, 2010 compared to U.S.$40,963 million as of December 31, 2009, primarily due to the increase of net cash from financing activities mentioned above.

	(U.S.$ Million)
			Percent
			Change
	March	December	(March 31,	March
Balance sheet data	31, 2010	31, 2009	2010 versus	31, 2009
			December
			31, 2009)

Cash and cash equivalents	14,614	16,169	(9.6)	8,126
Short-term debt	11,107	8,553	29.9	6,419
Total long-term debt	48,254	48,149	0.2	23,318
Total capital lease obligations	399	430	(7.2)	577
Net debt (1)	45,146	40,963	10.2	22,188
Petrobras’ shareholders’ equity (2)	95,334	94,058	1.4	64,499
Total capitalization (3)	155,094	151,190	2.6	94,813

	(U.S.$ Million)
Reconciliation of Net debt	March	December	March
	31, 2010	31, 2009	31, 2009
Total long-term debt	48,254	48,149	23,318
Plus short-term debt	11,107	8,553	6,419
Plus total capital lease obligations	399	430	577
Less cash and cash equivalents	14,614	16,169	8,126
Net debt (1)	45,146	40,963	22,188

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Petrobras’ shareholders’ equity includes adjustments in the amount of U.S.$1,599 million (loss) on March 31, 2010 and U.S.$1,646 million (loss) on December 31, 2009, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”.
(3) Total capitalization is calculated as Petrobras’ shareholders’ equity plus short-term debt, total long-term debt and total capital lease obligations.

Total Short-Term Debt

Our outstanding short-term debt serves mainly to support our working capital and our imports of crude oil and oil products, and is provided almost entirely by international banks. On March 31, 2010, our total short-term debt amounted to U.S.$11,107 million compared to U.S.$8,553 million on December 31, 2009.

Total Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, loans from the BNDES and other financial institutions and project financings. Our total long-term debt amounted to U.S.$48,254 million on March 31, 2010 compared to U.S.$48,149 million on December 31, 2009, remaining relatively constant during this period. See Note 10 of our unaudited consolidated financial statements as of March 31, 2010.

Off Balance Sheet Arrangements

As of March 31, 2010, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Dividends and Interest on Shareholders’ Equity

The General Shareholders’ Meeting of April 22, 2010 approved dividends relating to the year ended 2009 in the amount of U.S.$4,560 million to common and preferred shares, without distinction, the value of which should be monetarily restated in accordance with the variation of the SELIC rate as from December 31, 2009 until the date of the beginning of payment on April 30, 2010.

Interest on shareholders’ equity in the total amount of U.S.$3,912 million is included in these dividends and was distributed as follows:

• On June 24, 2009, in the amount of U.S.$1,347 million, which was made available to shareholders on November 30, 2009, based on the share position of July 3, 2009.

• On September 21, 2009, in the amount of U.S.$964 million, which was made available to shareholders on December 21, 2009, based on the share position of September 30, 2009.

• On December 17, 2009, in the amount of U.S.$1,002 million, which was made available to shareholders on December 29, 2009, based on the share position of December 18, 2009.

• On February 26, 2010, the final portion of interest on shareholders’ equity, which was made available to shareholders on April 30, 2010, based on the shareholding position as of April 22, 2010, in the amount of U.S.$599 million, together with the dividends of U.S.$648 million.

On May 14, 2010, the Company’s Board of Directors approved distribution in advance of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9° of Law 9.249/95 and Decrees 2.673/98 and 3.381/00, in the amount of U.S.$977 million, to be made available not later than August 31, 2010, based on the shareholding position at May 21, 2010.

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed at year-end 2010. The amount will be monetarily updated according to the variation of the SELIC rate from the date of effective payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to income tax at the rate of 15%, except for shareholders that are declared immune or exempt.

Subsequent Events

a) Sale option of the Nansei Sekiyu refinery

On April 1, 2010 the Sumitomo Corporation informed us that it intends to exercise a put option for the sale of its 12.5% stake in the Nansei Sekiyu K.K. refinery (Nansei). We have owned the remaining shares since 2008. We are currently reviewing the offer based on the terms of the shareholders’ agreement.

Sumitomo also informed us that its sale of the shares of Nansei is part of a restructuring of its position in the oil products sector.

Nansei has a refinery located in the Japanese province of Okinawa, with a processing capacity of 100,000 barrels of light petroleum per day, and it produces high quality oil products meeting the standards of the Japanese market. It also has an oil and oil products terminal for storage of 9.6 million barrels and three wharves capable of receiving Very Large Crude Carriers (VLCC) of up to 280,000 tbp.

b) Investment in Açúcar Guarani S.A.

In April 2010, Petrobras Biocombustível signed an investment agreement to buy a stake of Açúcar Guarani S.A. (Guarani), with capital contributions of U.S.$905 million until 2015, at which point it will hold 45.7% of Guarani’s shares.

The investments will be made in three stages as follows:

1 – Initial investment of U.S.$383 million through a capital increase in the company Cruz Alta Participações S.A. (a wholly owned subsidiary of Guarani);

2 – A subsequent exchange by Petrobras Biocombustível of the shares of Cruz Alta for 26.3% Guarani’s capital.

3 – Additional investment of U.S.$522 million through increases in the capital of Guarani, to be made for a period of five years until 2015, until Petrobras Biocombustível holds a 45.7% interest in the capital of Guarani.

The investment agreement also establishes additional contributions on the part of the partners of up to a maximum 49% interest by Petrobras Biocombustível.

c) New partnership for the development of Comperj

On April 28, 2010 Comperj Participações S.A. signed a contract with SMU Energia e Serviços de Utilidades Ltda (SMU) for the creation of a new company, Companhia de Desenvolvimento de Plantas de Utilidades (CDPU), for the purpose of analyzing the execution of the project for Petrochemical Complex of Rio de Janeiro’s (Comperj) Utilities Center.

CDPU will have a 20% interest in Comperj Participações S/A and an 80% interest in SMU, a Brazilian company with an interest in Sembcorp Utilities PTE Ltd (Singapore), through its wholly-owned subsidiary Sembcorp Utilities (BVI) Pte Ltd, Mitsui & Co. Ltd. (Japan) and Utilitas Participações S.A. (Brazil).

Comperj’s Utilities Center comprises the units for supplying electric power, steam, treatment of water and effluents, as well as hydrogen, and it is also an integral part of the Comperj. In addition to Comperj’s Utilities Center, Comperj is also planning for the construction of a refinery and first and second generation petrochemical units. Comperj’s Utilities Center is forecast to enter into operation in the second half of 2013.

Comperj entered into another partnership with Techint and Andrade Gutierrez consortium, the winner of a bid for the construction of a coke unit. The final amount of the contract was U.S.$1,061 million.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of
4Q-2009		2010	2009

33,504	Sales of products and services	34,620	22,899
	Less:

(6,207)	Value-added and other taxes on sales and services	(6,114)	(4,219)
(1,097)	CIDE	(947)	(468)
26,200	Net operating revenues	27,559	18,212

(13,950)	Cost of sales	(15,257)	(10,020)
(2,284)	Depreciation, depletion and amortization	(2,042)	(1,328)
(508)	Exploration, including exploratory dry holes	(539)	(420)
(319)	Impairment	(94)	-
(1,985)	Selling, general and administrative expenses	(2,052)	(1,440)
(136)	Research and development expenses	(217)	(146)
(200)	Employee benefit expense for non-active participants	(201)	(166)
(1,046)	Other operating expenses	(948)	(436)
(20,428)	Total costs and expenses	(21,350)	(13,956)

5,772	Operating income (loss)	6,209	4,256

(215)	Equity in results of non-consolidated companies	(12)	(15)
578	Financial income	413	337
(284)	Financial expense	(356)	(126)
101	Monetary and exchange variation	(335)	(211)
(124)	Other taxes	(85)	(63)
(25)	Other expenses, net	92	(131)
31		(283)	(209)

5,803	Income (Loss) before income taxes	5,926	4,047

	Income tax expense:
(336)	Current	(1,776)	(965)
(538)	Deferred	216	(332)
(874)	Total income tax expense	(1,560)	(1,297)

4,929	Net income for the period	4,366	2,750

214	Less: Net income attributable to the non-controlling interest	(49)	(114)

5,143	Net income attributable to Petrobras	4,317	2,636

	Weighted average number of shares outstanding

5,073,347,344	Common	5,073,347,344	5,073,347,344
3,700,729,396	Preferred	3,700,729,396	3,700,729,396

	Basic and diluted earnings per share

0.59	Common and Preferred	0.49	0.30

	Basic and diluted earnings per ADS

1.18	Common and Preferred	0.98	0.60

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of March	As of December
	31, 2010	31, 2009
Assets
Current assets
Cash and cash equivalents	14,614	16,169
Marketable securities	143	72
Accounts receivable, net	9,230	8,115
Inventories	11,247	11,227
Recoverable taxes	3,634	3,940
Other current assets	3,166	3,121
Total current assets	42,034	42,644

Property, plant and equipment, net	140,574	136,167

Investments in non-consolidated companies and other investments	4,225	4,350

Non-current assets
Accounts receivable, net	1,829	1,946
Advances to suppliers	3,090	3,267
Petroleum and Alcohol Account – receivable from Federal Government	459	469
Marketable securities	2,643	2,659
Restricted deposits for legal proceedings and guarantees	1,185	1,158
Recoverable taxes	5,696	5,462
Others	2,480	2,148
Total non-current assets	17.382	17,109

Total assets	204,215	200,270

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	9,182	9,882
Current debt	11,107	8,553
Current portion of capital lease obligations	203	227
Taxes payable	5,446	5,974
Payroll and related charges	1,933	2,118
Dividends and interest on capital payable	2,237	1,340
Other current liabilities	3,113	2,871
Total current liabilities	33,221	30,965
Long-term liabilities
Long-term debt	48,254	48,149
Capital lease obligations	196	203
Employees’ post-retirement benefits obligation - Pension and Health care	10,921	10,963
Deferred income taxes	9,394	9,844
Other liabilities	5,423	4,726
Total long-term liabilities	74,188	73,885
Shareholders' equity
Shares authorized and issued:
Preferred share – 2009 and 2008 - 3,700,729,396 shares	15,106	15,106
Common share – 2009 and 2008 – 5,073,347,344 shares	21,088	21,088
Additional paid in capital	707	707
Reserves and others	58,433	57,157
Petrobras’ Shareholders' Equity	95,334	94,058
Non-controlling interest	1,472	1,362
Total Equity	96,806	95,420

Total liabilities and shareholders’ equity	204,215	200,270

Statement of Cash Flows Data
(in millions of U.S. dollars)

		For the first quarter of
4Q-2009		2010	2009

	Cash flows from operating activities
4,928	Net income for the period	4,366	2,750

	Adjustments to reconcile net income to net cash
	provided by operating activities:
2,284	Depreciation, depletion and amortization	2,042	1,328
756	Dry hole costs	348	241
215	Equity in the results of non-consolidated companies	12	15
675	Foreign exchange (gain)/loss	941	444
319	Impairment	94	-
538	Deferred income taxes	(217)	332
(353)	Other	540	176

	Working capital adjustments
(696)	Decrease (increase) in accounts receivable, net	(1,112)	467
(462)	Decrease (increase) in inventories	(432)	608
962	Increase (decrease) in trade accounts payable	(699)	(1,217)
835	Increase in taxes payable	(395)	367
(66)	Increase in advances to suppliers	63	(7)
(1,245)	Increase in recoverable taxes	(131)	(270)
(1,775)	Increase (decrease) in other working capital adjustments	105	668
6,915	Net cash provided by operating activities	5,525	5,902

(9,598)	Net cash flows from investing activities	(9,891)	(6,528)

2,311	Net cash flows from financing activities	3,128	2,192

(372)	Increase (Decrease) in cash and cash equivalents	(1,238)	1,566
(54)	Effect of exchange rate changes on cash and cash equivalents	(317)	61
16,595	Cash and cash equivalents at beginning of period	16,169	6,499
16,169	Cash and cash equivalents at the end of period	14,614	8,126

Income Statement by Segment

	For the first quarter of 2010 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &			CORPOR.
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	(3)	ELIMIN.	TOTAL
		(1) (2)	(1) (2)

STATEMENT OF INCOME

Net operating revenues to third parties	62	15,163	1,474	2,548	8,312	-	-	27,559
Inter-segment net operating revenues	12,913	7,602	168	499	175	-	(21,357)	-
Net operating revenues	12,975	22,765	1,642	3,047	8,487	-	(21,357)	27,559

Cost of sales	(5,129)	(20,200)	(840)	(2,174)	(7,745)	-	20,831	(15,257)
Depreciation, depletion and amortization	(1,234)	(339)	(108)	(203)	(50)	(103)	(5)	(2,042)
Exploration, including exploratory dry holes	(464)	-	-	(75)	-	-	-	(539)
Impairment	-	-	(44)	(50)	-	-	-	(94)
Selling, general and administrative
expenses	(86)	(679)	(217)	(191)	(406)	(504)	31	(2,052)
Research and development expenses	(111)	(34)	(9)	(1)	(1)	(61)	-	(217)
Employee benefit expense for non-active
participants	-	-	-	-	-	(201)	-	(201)
Other operating expenses	(466)	(63)	(57)	25	24	(420)	9	(948)
Cost and expenses	(7,490)	(21,315)	(1,275)	(2,669)	(8,178)	(1,289)	20,866	(21,350)

Operating income (loss)	5,485	1,450	367	378	309	(1,289)	(491)	6,209

Equity in results of non-consolidated
companies	5	(60)	37	6	-	-	-	(12)
Financial income (expenses), net	-	-	-	-	-	(278)	-	(278)
Other taxes	(10)	(14)	(5)	(21)	(5)	(30)	-	(85)
Other expenses, net	8	70	4	4	6	-	-	92

Income (Loss) before income taxes	5,488	1,446	403	367	310	(1,597)	(491)	5,926

Income tax benefits (expense)	(1,865)	(512)	(124)	(65)	(105)	945	166	(1,560)

Net income (loss) for the period	3,623	934	279	302	205	(652)	(325)	4,366
Less: Net income (loss) attributable to the
non-controlling interest	11	(18)	8	(17)	-	(33)	-	(49)

Net income (loss) attributable to
Petrobras	3,634	916	287	285	205	(685)	(325)	4,317

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

(3) The results with biofuels are included in the Corporate segment.

Income Statement by Segment

	For the first quarter of 2009 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1) (2)	(1) (2)

STATEMENT OF INCOME

Net operating revenues to third parties	149	9,418	1,184	1,661	5,800	-	-	18,212
Inter-segment net operating revenues	5,819	5,326	232	124	186	-	(11,687)	-
Net operating revenues	5,968	14,744	1,416	1,785	5,986	-	(11,687)	18,212

Cost of sales	(3,117)	(10,829)	(1,215)	(1,340)	(5,522)	-	12,003	(10,020)
Depreciation, depletion and amortization	(730)	(273)	(80)	(156)	(34)	(55)	-	(1,328)
Exploration, including exploratory dry holes	(354)	-	-	(66)	-	-	-	(420)
Impairment	-	-	-	-	-	-	-	-
Selling, general and administrative
expenses	(77)	(497)	(77)	(176)	(279)	(367)	33	(1,440)
Research and development expenses	(63)	(34)	(3)	-	(2)	(44)	-	(146)
Employee benefit expense for non-active
participants	-	-	-	-	-	(166)	-	(166)
Other operating expenses	(32)	(119)	(94)	(67)	(3)	(121)	-	(436)
Cost and expenses	(4,373)	(11,752)	(1,469)	(1,805)	(5,840)	(753)	12,036	(13,956)

Operating income (loss)	1,595	2,992	(53)	(20)	146	(753)	349	4,256

Equity in results of non-consolidated
companies	-	(24)	9	-	-	-	-	(15)
Financial income (expenses), net	-	-	-	-	-	-	-	-
Other taxes	(8)	(12)	(9)	(12)	(2)	(20)	-	(63)
Other expenses, net	(29)	45	(5)	(141)	-	(1)	-	(131)

Income (Loss) before income taxes	1,558	3,001	(58)	(173)	144	(774)	349	4,047

Income tax benefits (expense)	(529)	(1,028)	22	(3)	(49)	409	(119)	(1,297)

Net income (loss) for the period	1,029	1,973	(36)	(176)	95	(365)	230	2,750
Less: Net income (loss) attributable to the
non-controlling interest	34	(31)	(20)	10	-	(107)	-	(114)

Net income (loss) attributable to
Petrobras	1,063	1,942	(56)	(166)	95	(472)	230	2,636

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

Other Operating Expenses by Segment

	For the first quarter of 2010 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1) (2)	(1) (2)			(3)

Losses from legal proceedings	(257)	(6)	(4)	(3)	(5)	(296)	-	(571)
Institutional relations and cultural projects	(9)	(6)	(3)	-	(5)	(107)	-	(130)
Idle capacity at thermoelectric power plants	-	-	(87)	-	-	-	-	(87)
Unscheduled stoppages of plant and equipment	(51)	(4)	(13)	-	-	-	-	(68)
Allowance for marking inventory to market value	-	(10)	-	(58)	-	-	-	(68)
HSE expenses	(12)	(7)	(1)	-	-	(28)	-	(48)
Other	(137)	(30)	51	86	34	11	9	24
	(466)	(63)	(57)	25	24	(420)	9	(948)

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

(3) The results with biofuels are included in the Corporate segment.

	For the first quarter of 2009 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1) (2)	(1) (2)

Institutional relations and culture projects	(8)	(2)	(1)	-	(3)	(69)	-	(83)

Allowance for marking inventory to market value	-	(47)	(5)	(46)	-	-	-	(98)
Idle capacity at thermoelectric power plants	-	-	(77)	-	-	-	-	(77)
Losses from legal proceedings	(4)	(8)	-	(3)	(6)	(12)	-	(33)
HSE expenses	(8)	(4)	-	-	-	(23)	-	(35)
Unscheduled stoppages of plant and equipment	(42)	(5)	(15)	-	-	-	-	(62)
Other	30	(53)	4	(18)	6	(17)	-	(48)
	(32)	(119)	(94)	(67)	(3)	(121)	-	(436)

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

Selected Balance Sheet Data by Segment

	For the first quarter of 2010 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1) (2)	(1) (2)			(3)

Current assets	4,191	16,170	2,425	2,875	3,270	18,211	(5,108)	42,034
Cash and cash equivalents	-	-	-	-	-	14,614	-	14,614
Other current assets	4,191	16,170	2,425	2,875	3,270	3,597	(5,108)	27,420

Investments in non-consolidated
companies and other
investments	290	1,527	690	1,319	210	189	-	4,225

Property, plant and equipment,
net	71,461	33,178	20,665	9,815	2,304	3,151	-	140,574

Non-current assets	3,705	2,100	1,504	1,444	315	8,560	(246)	17,382

Total assets	79,647	52,975	25,284	15,453	6,099	30,111	(5,354)	204,215

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

(3) The assets with biofuels are included in the Corporate segment.

Selected Balance Sheet Data by Segment

	Year ended December 31, 2009 U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1) (2)	(1) (2)

Current assets	3,636	14,810	2,971	2,737	3,270	19,948	(4,728)	42,644
Cash and cash equivalents	-	-	-	-	-	16,169	-	16,169
Other current assets	3,636	14,810	2,971	2,737	3,270	3,779	(4,728)	26,475

Investments in non-
consolidated companies and
other investments	285	1,635	761	1,318	221	130	-	4,350

Property, plant and equipment,
net	70,098	31,508	20,196	9,375	2,342	2,653	(5)	136,167

Non-current assets	3,577	2,016	1,433	1,484	294	8,467	(162)	17,109

Total assets	77,596	49,969	25,361	14,914	6,127	31,198	(4,895)	200,270

(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.
(2) The segments information for 2009 and 2010 were prepared considering the changes in business areas, due to the transfer of the management of fertilizer business from the segments "Refining, Transportation and Marketing" to "Gas and Power".

Selected Data for International Segment

	INTERNATIONAL U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1)	(1)

INTERNATIONAL

ASSETS (As of March 31, 2010)	11,871	2,808	781	689	1,886	(2,582)	15,453

STATEMENT OF INCOME
(For the first quarter of 2010)

Net Operating Revenues	826	1,719	128	897	-	(523)	3,047

Net operating revenues to third parties	167	1,370	118	887	-	6	2,548
Inter-segment net operating revenues	659	349	10	10	-	(529)	499

Net income (loss) attributable to Petrobras	277	(12)	(12)	39	1	(8)	285

	INTERNATIONAL U.S.$ million
		REFINING,
		TRANSPORTATION	GAS &
	E&P	& MARKETING	POWER	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
		(1)	(1)

INTERNATIONAL

ASSETS (As of December 31, 2009)	11,379	2,813	769	650	1,858	(2,555)	14,914

STATEMENT OF INCOME
(For the first quarter of 2009)
Net Operating Revenues	481	1,143	110	495	1	(445)	1,785

Net operating revenues to third parties	203	878	97	482	1	-	1,661
Inter-segment net operating revenues	278	265	13	13	-	(445)	124

Net income (loss) attributable to Petrobras	58	(243)	15	24	(59)	39	(166)
(1) The segments "Refining, Transportation and Marketing" and "Gas and Power" were previously reported as "Supply" and "Gas and Energy", respectively, without representing changes in the factors used to identify the included activities, and in the amounts previously reported.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 28, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.